Virginia Gold Mines Inc.
SHAREHOLDER RIGHTS
PLAN AGREEMENT

2004
TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION 1
Certain Definitions. 1
Beneficial Ownership. 7
Control. 8
Subsidiary. 9
Currency. 9
Headings. 9
Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares. 9
Acting Jointly or in Concert. 9
ARTICLE 2 - THE RIGHTS 9
Issuance of Rights and legend on Voting Share Certificates. 9
Initial Exercise Price; Exercise of Rights; Detachment of Rights. 10
Adjustments to Exercise Price; Number of Rights. 12
Date on Which Exercise Is Effective. 15
Execution, Authentication, Delivery and Dating of Rights Certificates. 15
Registration, Transfer and Exchange. 16
Mutilated, Destroyed, Lost and Stolen Rights Certificates. 16
Persons Deemed Owners of Rights. 17
Delivery and Cancellation of Certificates.17
Agreement of Rights Holders. 17
Rights Certificate Holder Not Deemed a Shareholder. 18
ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS 18
Flip-in Event. 18
ARTICLE 4 - THE RIGHTS AGENT 19
General. 19
Merger, Amalgamation or Consolidation or Change of Name of Rights Agent. 19
Duties of Rights Agent. 20
Change of Rights Agent. 21
ARTICLE 5 - MISCELLANEOUS 21
Redemption and Waiver. 21
Expiration. 22
Issuance of New Rights Certificates. 22
Supplements and Amendments. 23
Fractional Rights and Fractional Voting Shares. 24
Rights of Action. 24
Regulatory Approvals. 24
Declaration as to Non-Canadian Holders. 24
Notices. 24
Costs of Enforcement. 25
Successors. 25
Benefits of this Agreement. 25
Governing Law. 25
Severability. 25
Effective Date. 25
Determinations and Actions by the Board of Directors. 26
Time of the Essence. 26
Execution in Counterparts. 26
EXHIBIT 1 – FORM OF RIGHTS CERTIFICATE
FORM OF ASSIGNMENT
CERTIFICATE
FORM OF ELECTION TO EXERCISE

SHAREHOLDER RIGHTS PLAN AGREEMENT

SHAREHOLDER RIGHTS PLAN AGREEMENT dated as of October 4, 2004 and amended on November 15, 2004, between Virginia Gold Mines Inc. a company amalgamated under Canada Business Corporations Act (the “Company”) and CIBC Mellon Trust Company, a trust company incorporated under the laws of Canada (the “Rights Agent”)
To ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any Takeover bid for Voting Shares of the Company, the Company’s board of directors has determined that it is in the best interests of the Company to adopt a shareholder rights plan.
To implement this determination the Company’s board of directors has authorized the issuance (i) effective one minute after the Effective Date, of one right (a “Right”) in respect of each Voting Share outstanding one minute after the Effective Date; and (ii) of one Right in respect of each Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiry Time.
Each Right entitles the holder thereof, after the Separation Time, to purchase Common Shares on the terms and conditions set out in this Agreement.
The Company wishes to appoint the Rights Agent to act on its behalf and on behalf of the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement.
The Company’s board of directors proposes that this Agreement be in place for a period of ten years, subject to the Agreement being reconfirmed by the Company’s shareholders on the third anniversary of the first approval of the Agreement and thereafter every three years.

AGREEMENT

THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:
(a) “Acquiring Person” means any Person who is the Beneficial owner of more than 20 per cent of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:
(i) the Company or any Subsidiary of the Company;
(ii) any Person who becomes the Beneficial owner of more than 20 per cent of the outstanding Voting Shares as a result of one or any combination of (A) an acquisition or redemption by the Company of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially owned by such Person to more than 20 per cent of the Voting Shares then outstanding, (B) Permitted Bid Acquisitions, (C) Pro Rata Acquisitions, or (D) Exempt Acquisitions; provided, however, that if a Person becomes the Beneficial owner of more than 20 per cent of the outstanding Voting Shares by reason of (A), (B), (C) or (D) and such Person thereafter becomes the Beneficial owner of more than an additional 1% of the number of outstanding Voting Shares (other than pursuant to (A), (B), (C) or (D)), as the case may be, such person becomes an Acquiring Person as of the date such Person becomes the Beneficial owner of such additional Voting Shares;
(iii) for a period of 10 calendar days after the Disqualification Date (as defined below), any Person who becomes the Beneficial owner of more than 20 per cent of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Subparagraph 1.2 (ii) solely because such Person is making or has announced a current intention to make a Takeover Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of a public announcement of facts indicating that any Person is making or has a current intention to make a Takeover Bid; or

(iv) an underwriter or member of a banking or selling group that becomes the Beneficial owner of more than 20 per cent of the Voting Shares in connection with a distribution of securities of the Company; or
(v) a Person (a “Grandfathered Person”) who is the Beneficial owner of more than 20 per cent of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not, and shall cease to, apply if, after the Record Time, the Grandfathered Person: (1) ceases to own more than 20 per cent of the outstanding Voting Shares, or (2) becomes the Beneficial owner of any additional Voting Shares that increases its Beneficial ownership of Voting Shares by more than 1% of the number of outstanding Voting Shares, other than pursuant to the operation of one or more of paragraph (ii) (A), (B), (C) or (D);
(b) “Affiliate”, when used to indicate a relationship with a Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that Person;
(c) “Agreement” means this shareholder rights plan agreement dated as of October 4, 2004, between the Company and the Rights Agent, as it may be amended and/or supplemented from time to time; “hereof, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;
(d) “annual cash dividend” means cash dividends paid in any fiscal year of the Company, to the extent that such cash dividends do not exceed in the aggregate, the greatest of (i) 200 per cent of the aggregate amount of cash dividends declared payable by the Company on any of its Voting Shares in its immediately preceding fiscal year; (ii) 300 per cent of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Company on any of its Voting Shares in its three immediately preceding fiscal years; and (iii) 100 per cent of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year;
(e) “Associate”, when used to indicate a relationship with a Person, means a spouse or child of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, or a relative of that Person who has the same residence as that Person;
(f) “Board of Directors” means the board of directors of the Company or any duly constituted and empowered committee thereof;
(g) “Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Quebec are authorized or obligated by law to close;
(h) “Canadian Dollar Equivalent” of any amount, which is expressed in United States Dollars means, on any date, the product of such amount and the U.S. - Canadian Exchange Rate in effect on that date;
(i) “Canadian-U.S. Exchange Rate” means, on any date, the inverse of the U.S.-Canadian Exchange Rate in effect on such date;
(j) “CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c.C-44, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;
(k) “close of business” on any date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal office in Montreal of the transfer agent for the Voting Shares of the Company (or, after the Separation Time, the principal transfer office in Montreal of the Rights Agent) is closed to the public;
(l) “Common Shares” means the common shares in the capital of the Company;
(m) “Competing Permitted Bid” means a Takeover Bid that:

(i) is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;
(ii) satisfies each element of the definition of a Permitted Bid other than paragraph (ii)A thereof; and
(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Takeover Bid prior to the close of business on a date that is no earlier than the later of: (a) the 60th day after the date on which the earliest Permitted Bid, which preceded the Competing Permitted Bid, was made; and (b) 35 days after the date of the Takeover Bid constituting the Competing Permitted Bid and only if at the date that the Voting Shares are to be taken up, more than 50 % of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Competing Permitted Bid and not withdrawn;
(o) “Co-Rights Agents” has the meaning ascribed thereto in Subsection 4.1(a);
(p) “Disposition Date” has the meaning ascribed thereto in Subsection 5.1(a);
(q) “Effective Date” means the date of this Agreement.
(r) “Election to Exercise” has the meaning ascribed thereto in Subsection 2.2(d) (ii);
(s) “Exempt Acquisition” means a Voting Share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsections 5.1(a), (b) or (e);
(t) “Exercise Price” means, as of any date, the price at which a holder may purchase the securities issuable upon the exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof shall be ten times the average closing price of the Common Shares on the Toronto Stock Exchange on the Effective Date and the immediately preceding four consecutive trading dates on the Toronto Stock Exchange;
(u) “Expansion Factor” has the meaning ascribed thereto in Section 2.3(a);
(v) “Expiry Time” means the close of business on that date which is the earliest date of termination of this Agreement as provided for in Section 5.15 or, if this Agreement is confirmed and subsequently reconfirmed pursuant to Section 5.15 at the third and sixth annual meetings following the Company’s annual meeting of shareholders in 2004, the close of business on the tenth anniversary of the Effective Date;
(w) “Flip-in Event” means a transaction in or pursuant to which any Person becomes an Acquiring Person;
(x) “holder” has the meaning ascribed thereto in Section 2.8;
(y) “Independent Shareholders” means holders of any Voting Shares, other than (a) any Acquiring Person, (b) any Offeror (other than any Person who pursuant to Section 1.2 is not deemed to Beneficially own the Voting Shares held by such Person), (c) any Affiliate or Associate of any Acquiring Person or Offeror, (d) any Person acting jointly or in concert with any Acquiring Person or Offeror, and (e) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Company or a Subsidiary of the Company, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether the Voting Shares are to be tendered to a Takeover Bid;
(z) “Lock-up Agreement” means an agreement between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the “Locked-up Person”) who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror’s Takeover Bid or to any Takeover Bid made by any of the Offeror’s Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the “Lock-up Bid”), provided that:
(i) the agreement:

(A) permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Takeover Bid or to support another transaction that contains an offering price for each Voting Share that is higher than the offering price contained in or proposed to be contained in the Lock-up Bid; or
(B) (a) permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Takeover Bid or to support another transaction that contains an offering price for each Voting Share that exceeds by as much as or more than a specified amount (the “Specified Amount”) the offering price for each Voting Share contained in or proposed to be contained in the Lock-up Bid; and (b) does not by its terms provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid; and, for greater clarity, an agreement may contain a right of first refusal or require a period of delay to give an Offeror an opportunity to match a higher price in another take- over bid or other similar limitation on a Locked-up Person as long as the Locked-up Person can accept another bid or tender to another transaction; and
(ii) no “break-up” fees, “top-up” fees, penalties or other amounts that exceed in the aggregate one half of the cash equivalent of any amount in excess of the amount offered under the Lock-up Bid and that the Locked-up Person receives pursuant to another Takeover Bid or transaction shall be payable pursuant to the agreement if the Locked-up Person fails to tender Voting Shares pursuant thereto in order to accept the other Takeover Bid or support another transaction.
(aa) “Market Price” per share of any securities on any date means the average of the daily closing sale prices per share of such class of securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing sale prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing sale price on such date or, if the date is not a Trading Day, on the immediately preceding Trading Day, each such closing sale price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing sale price on such date or, if the date is not a Trading Day, on the immediately preceding Trading Day. The closing sale price per share of any securities on any date shall be:
(i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal Canadian securities exchange (as determined by volume of trading) on which such securities are listed or admitted to trading, or if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange, the last sale price or, if such price is not available, the average of the closing bid and asked prices, for each security as reported by the principal national United States securities exchange (as determined by the volume of trading) on which such securities are listed or admitted for trading;
(ii) if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices (as determined by the Board of Directors) for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or
(iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors;
provided, however, that if on any such date none of such prices is available, the closing sale price per share of such securities on such date shall mean the fair value per share of the securities on such date as determined in good faith by the Board of Directors after consultation with a nationally or internationally recognized investment dealer or investment banker and provided further that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused any price used to determine the Market Place on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price on the Trading Day immediately preceding such date of determination. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof.
(bb) “Nominee” has the meaning ascribed thereto in Subsection 2.2(c);
(cc) “Offer to Acquire” includes:
(i) an offer to purchase or a solicitation of an offer to sell Voting Shares of any class or classes; and
(ii) an acceptance of an offer to sell Voting Shares of any class or classes, whether or not such offer to sell has been solicited; or
(iii) any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;
(dd) “Offeror” means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Takeover Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;
(ee) “Offeror’s Securities” means Voting Shares Beneficially owned by an Offeror on the date of the Offer to Acquire;
(ff) “Permitted Bid” means a Takeover Bid, which is made by means of a Takeover Bid circular and which:
(i) is made to all holders of Voting Shares other than the Offeror;
(ii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up and paid for pursuant thereto (A) prior to the close of business on a date which is not less than 60 days following the date of the Takeover Bid and (B) unless at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Takeover Bid and not withdrawn;
(iii) contains an irrevocable and unqualified provision that unless the Takeover Bid is withdrawn, Voting Shares may be deposited pursuant thereto at any time during the period described in paragraph (ff) (ii) (A) above and that any Voting Shares deposited pursuant to the Takeover Bid may be withdrawn until taken up and paid for; and
(iv) contains an irrevocable and unqualified provision that if the condition set forth in paragraph (ff) (ii) (B) above is satisfied the Offeror will make a public announcement of that fact and unless the Takeover Bid is withdrawn it will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement;
(gg) “Permitted Bid Acquisition” means an acquisition of Voting Shares of any class made pursuant to a Permitted Bid or a Competing Permitted Bid;
(hh) “Person” includes an individual, firm, association, trustee, executor, administrator, legal personal representative, body corporate, company, trust, partnership, joint venture syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group whether or not having legal personality, any successor (by merger, statutory amalgamation or otherwise) and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(ii) “Pro Rata Acquisition” means an acquisition of Voting Shares pursuant to (i) the receipt and/or exercise of rights issued by the Company to all the holders of a class of Voting Shares to subscribe for or purchase Voting Shares, provided that such rights are acquired directly from the Company as part of a rights offering and not from any other Person, or (ii) a distribution by the Company of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or a distribution by way of private placement by the Company, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible or exchangeable for Voting Shares of that class, than the Person’s percentage of Voting Shares Beneficially owned immediately prior to such acquisition, or (iii) a Dividend Investment Plan or (iv) a Share Purchase Plan.
(jj) “Record Time” means one minute after the Effective Date;
(kk) “Redemption Price” has the meaning set forth in Subsection 5.1(c) of this Agreement;
(ll) “Right” means a right to purchase a Common Share of the Company, upon the terms and subject to the conditions set forth in this Agreement;
(mm) “Rights Agent” means CIBC Mellon Trust Company, a trust company incorporated under the laws of Canada or any successor Rights Agent appointed pursuant to Section 4.4;
(nn) “Rights Certificate” means a Rights Certificate, which represents the Rights after the Separation Time, which shall be substantially in the form attached hereto as Exhibit 1;
(oo) “Rights Holders’ Special Meeting” means a meeting of the holders of Rights called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4(c);
(pp) “Rights Register” and “Rights Registrar” have the meanings ascribed thereto in Subsection 2.6(a);
(qq) “Securities Act (Quebec)” means the Securities Act, L.R.Q., c.V-1.1, as amended and the regulations and rules thereunder, and any comparable or successor laws or regulations or rules thereto;;
(rr) “Separation Time” means the close of business on the tenth Trading Day after the earlier of:
(i) the Stock Acquisition Date;
(ii) the date of the commencement of or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Takeover Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and
(iii) the date upon which a Takeover Bid ceases to be a Permitted Bid or Competing Permitted Bid, or such later date as may be determined by the Board of Directors, provided that, if any such Takeover Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Takeover Bid shall be deemed, for the purposes of this definition, never to have been made;
(ss) “Special Meeting” means a special meeting of the holders of Voting Shares called by the Board of Directors for the purpose of approving a supplement, amendment or variation to this Agreement pursuant to Section 5.4 (b) or section 5.4 (c);
(tt) “Stock Acquisition Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 147.11 of the Securities Act (Quebec), or Section 13 (d) of the U.S. Exchange Act) by the Company or an Acquiring Person that an Acquiring Person has become such;
(uu) “Takeover Bid” means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) together with the Offeror’s Securities constitute in the aggregate 20 per cent or more of either the outstanding Voting Shares at the date of the offer to Acquire;

(vv) “Trading Day”, when used with respect to any securities, means a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day;
(ww) “U.S.-Canadian Exchange Rate” means, on any date:
(i) the average noon spot rate of exchange set on that date by the Bank of Canada for the conversion of one United States dollar into Canadian dollars; and
(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;
(xx) “U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the product of that amount and the Canadian-U.S. Exchange Rate in effect on that date;
(yy) “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced; and
(zz) “U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced.
(aaa) “Voting Shares” means the Common Shares of the Company and any other shares in the share capital of the Company entitled to vote generally in the election of all the directors.
1.2 Beneficial Ownership. For the purposes of this Agreement a Person shall be deemed the “Beneficial owner”, have “Beneficial ownership” of, and to “Beneficially own”, on any date,
(a) any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity on that date;
(b) any securities of which such Person or any of such Person’s Affiliates or Associates has the right, exercisable within a period of 60 days of that date, to become the owner at law or in equity, whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities and other than pledges of securities in the ordinary course of business), other than the Rights; and
(c) any securities which are Beneficially owned within the meaning of paragraph (a) or (b) by any other Person with whom such Person is acting jointly or in concert;
provided, however, that a Person shall not be deemed the “Beneficial owner” of, or to have “Beneficial ownership” of, or to “Beneficially own”, any security:
(i) because such security has been deposited or tendered pursuant to any Takeover Bid made by such Person, any of such Person’s Affiliates or Associates or any other Person referred to in paragraph (c), until the earlier of such deposited or tendered security being taken up or paid for;
(ii) because such Person, any of such Person’s Affiliates or Associates or any other Person referred to in paragraph (c) holds such security provided that,

A. the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”), including a non-discretionary account held on behalf of a Client by a broker or dealer registered under applicable law;
B. such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts;
C. such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies;
D. such Person (the “Administrator”) is the administrator or trustee of one or more pension funds, plans or related trusts (a “Plan”) registered or qualified under the laws of Canada or any Province thereof or the laws of the United States of America or any state thereof or is a Plan; or
E. such Person is a Crown agent or agency;
provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator, the Plan, or the Crown agent or agency, as the case may be, is not then making a Takeover Bid or has not then announced an intention to make a Takeover Bid other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Company or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person;
(d) because such security has been agreed to be deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered, to any Takeover Bid made by such Person, any of such Person’s Affiliates or Associates or any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;
(e) because such Person is (i) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (ii) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (iii) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;
(f) where such Person is (i) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (ii) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (iii) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or
(g) where such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depository;
1.3 Control. For the purposes of this Agreement a company is “controlled” by a Person or two or more Persons acting jointly or in concert if:
(a) securities entitled to vote in the election of directors carrying more than 50 per cent of the votes for the election of directors are held, directly or indirectly, by or on behalf of that Person or two or more Persons acting jointly or in concert; and
(b) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such company;
and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;

1.4 Subsidiary. For the purposes of this Agreement a company is a Subsidiary of another company if:
(a) it is controlled by:
(i) that other, or
(ii) that other and one or more companies each of which is controlled by that other, or
(iii) two or more companies each of which is controlled by that other, or
(b) it is a Subsidiary of a company that is that other’s Subsidiary;
1.5 Currency. All sums of money, which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.
1.6 Headings. The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.7 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares. For purposes of this Agreement, the percentage of Voting Shares Beneficially owned by any Person shall be determined by the formula:
100 x A/B
where:
A = the number of votes for the election of all directors on the Board of Directors generally attaching to the Voting Shares Beneficially owned by such Person; and
B = the number of votes for the election of all directors on the Board of Directors generally attaching to all outstanding Voting Shares.
Where any Person is deemed to Beneficially own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares owned by such Person.

1.8 Acting Jointly or in Concert. For purposes of this Agreement, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding whether formal or informal, with the first Person, acquires or offers to acquire Voting Shares (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

ARTICLE 2 - THE RIGHTS

2.1 Issuance of Rights and legend on Voting Share Certificates.
(a) One Right in respect of each Voting Share outstanding at the Record Time and each Voting Share which may be issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time shall be issued in accordance with the terms hereof.
(b) Certificates for Voting Shares issued and outstanding after the Record Time but prior to the earlier of the Separation Time and the Expiry Time, shall evidence, in addition to such Voting Shares, one Right for each Voting Share represented thereby and shall bear the following legend:

UNTIL THE SEPARATION TIME (AS DEFINED IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT REFERRED TO BELOW), THIS CERTIFICATE ALSO EVIDENCES RIGHTS OF THE HOLDER DESCRIBED IN A SHAREHOLDER RIGHTS PLAN AGREEMENT, DATED AS OF OCTOBER 4, 2004, (THE “SHAREHOLDER RIGHTS PLAN AGREEMENT”), BETWEEN VIRGINIA GOLD MINES INC. (THE “COMPANY”) AND CIBC MELLON TRUST COMPANY, THE TERMS OF WHICH ARE INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY. UNDER CERTAIN CIRCUMSTANCES SET OUT IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT, THE RIGHTS MAY EXPIRE, MAY BECOME NULL AND VOID OR MAY BE EVIDENCED BY SEPARATE CERTIFICATES AND NO LONGER EVIDENCED BY THIS CERTIFICATE. THE COMPANY WILL MAIL OR ARRANGE FOR THE MAILING OF A COPY OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE AS SOON AS PRACTICABLE AFTER THE RECEIPT OF A WRITTEN REQUEST THEREFOR.

(c) Voting Share certificates that are issued and outstanding at the Record Time, which as at the Effective Date represent Voting Shares, shall also evidence one Right for each Voting Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiry Time.
2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights.
(a) Subject to adjustment in accordance with this Agreement, each Right will entitle the holder thereof from and after the Separation Time and prior to the Expiry Time, to purchase one Common Share for the Exercise Price. Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.
(b) Until the Separation Time,
(i) the Rights shall not be exercisable and no Right may be exercised; and
(ii) each Right will be evidenced by the certificate for the associated Voting Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Voting Share.
(c) From and after the Separation Time and prior to the Expiry Time:
(i) the Rights shall be exercisable; and
(ii) the registration and transfer of Rights shall be separate from and independent of Voting Shares.
Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail to each holder of record of Voting Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Section 3.1 (b) and, in respect of any Rights Beneficially owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):
A. a Rights Certificate in substantially the form set out in Exhibit 1 hereof appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

B. a description of the Rights,
provided that a Nominee shall be sent the foregoing materials in respect of all Voting Shares held of record by it which are not Beneficially owned by an Acquiring Person. The Company may require any Person to provide such information as it may require to enable it to determine whether that Person holds Voting Shares Beneficially owned by another Person.
(d) Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and before the Expiry Time by submitting to the Rights Agent in the manner specified in the Rights Certificate:
(i) the Rights Certificate evidencing such Rights;
(ii) an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and
(iii) payment by certified cheque, banker’s draft or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Voting Shares or in a name other than that of the holder of the Rights being exercised.
(e) Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Subparagraph 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Subparagraph 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Company if the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:
(i) requisition from the transfer agent Common Share certificates representing the number of such Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agents to comply with all such requisitions);
(ii) when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares;
(iii) after receipt of the Common Share certificates referred to in Subparagraph 2.2(e)(i), deliver them to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;
(iv) when appropriate, after receipt, deliver the cash referred to in Subparagraph 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and
(v) tender to the Company all payments received on the exercise of the Rights.
(f) If the holder of any Rights does not exercise all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights not exercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.
(g) The Company covenants and agrees that it will:
(i) take all such action as may be necessary and within its power to ensure that all Voting Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates therefore (subject to payment of the Exercise Price), be duly authorized, validly issued and fully paid and non-assessable;

(ii) take all such actions as may be necessary and within its power to comply with the requirement of the Canada Business Corporations Act, the Securities Act (Quebec), the security laws or comparable legislation of each of the provinces of Canada, the U.S. Exchange Act and the U.S. Securities Act and the rules and regulations thereunder and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon the exercise of Rights;
(iii) use reasonable efforts to cause all Voting Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Voting Shares were traded immediately prior to the Stock Acquisition Date;
(iv) pay when due and payable, if applicable, any and all Canadian and United States federal, provincial, state and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Voting Shares to be issued upon exercise of any Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and
(iv) after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights;
(v) cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights.
2.3 Adjustments to Exercise Price; Number of Rights. The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.
(a) If at any time after the Record Time and prior to the Expiry Time the Company:
(i) declares or pays a dividend on the Voting Shares payable in Voting Shares (or other securities exchangeable for or convertible into or giving a right to acquire Voting Shares);
(ii) subdivides or changes the number of outstanding Voting Shares into a greater number of Voting Shares;
(iii) consolidates or changes the outstanding Voting Shares into a smaller number of Voting Shares; or
(iv) issues any Voting Shares (or other securities exchangeable for or convertible into or giving a right to acquire Voting Shares) in respect of, in lieu of or in exchange for existing Voting Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefore occurs after the Separation Time, the securities purchasable upon exercise of Rights, shall be adjusted as of the payment or effective date in the manner set forth below. If an event occurs that would require an adjustment under both this Section 2.3 and under Subsection 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Subsection 3.1(a).

If the Exercise Price and number of Rights outstanding are to be adjusted:
A. the Exercise Price in effect during the 20 consecutive Trading Days following such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Voting Shares (the “Expansion Factor”) that a holder of one Voting Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

B. each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be distributed among the Voting Shares with which the original Rights were associated (if they remain outstanding) and the Voting Shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Voting Share (or other capital stock) will have exactly one Right associated with it.
For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.
If, after the Record Time and prior to the Expiry Time, the Company issues any Voting Shares other than Voting Shares in a transaction of a type described in Subparagraph 2.3(a)(i) or (iv), such Voting Shares shall be treated herein as nearly equivalent to Voting Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.
If at any time after the Record Time and before the Separation Time the Company issues any Voting Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Voting Share shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Voting Share.
(b) If at any time after the Record Time and before the Separation Time the Company fixes a record date for the issuance of rights, options or warrants to all holders of Voting Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Voting Shares (or securities convertible into or exchangeable for or carrying a right to purchase Voting Shares) at a price per Voting Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Voting Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per Voting Share) less than the Market Price per Voting Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:
(i) the numerator of which shall be the number of Voting Shares outstanding on such record date, plus the number of Voting Shares that the aggregate offering price of the total number of Voting Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Voting Share; and
(ii) the denominator of which shall be the number of Voting Shares outstanding on such record date, plus the number of additional Voting Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).
In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and if such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Voting Shares (or securities convertible into, or exchangeable or exercisable for Voting Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Voting Shares (whether from treasury or otherwise) pursuant to an employee benefit, stock option or similar plan shall be deemed not to constitute an issue of rights, options or warrants by the Company; provided, however, that, in all such cases, the right to purchase

Voting Shares is at a price per Voting Share of not less than 95% of the current market price per Voting Share (determined as provided in such plans) of the Voting Shares.
(c) If at any time after the Record Time and before the Separation Time the Company fixes a record date for making a distribution to all holders of Voting Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend referred to in Subparagraph 2.3(a)(i), but including any dividend payable in securities other than Voting Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b) hereof), the Exercise Price to be in effect after such record date shall be equal to the product of the Exercise Price in effect immediately prior to such record date and a fraction:
(i) the numerator of which is the Market Price per Voting Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per Voting Share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and
(ii) the denominator of which shall be such Market Price per Voting Share.
Such adjustments shall be made successively whenever such a record date is fixed, and if such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.
(d) Notwithstanding any other provision of this Agreement, no adjustment in the Exercise Price is required unless it would increase or decrease the Exercise Price by at least 1%; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a Voting Share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than (i) three years from the date of the transaction which gives rise to such adjustment; or (ii) the Expiration Date, whichever occurs first.
(e) If at any time after the Record Time and before the Separation Time the Company issues any securities other than Voting Shares in a transaction referred to in Subparagraph 2.3(a)(i) or (iv) above, and the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c) above, such adjustments, rather than those contemplated by Subsections 2.3(a), (b) and (c) above, shall be made, subject to the prior consent of the holders of the Voting Shares or the Rights as set forth in Subsection 5.4(b) or (c), and the Company and the Rights Agent shall have authority upon receiving such consent to amend this Agreement as appropriate to provide for such adjustments.
(f) Each Right originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided for herein.
(g) Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.
(h) In any case in which this Section 2.3 requires that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of that event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i) Notwithstanding anything contained in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:
(i) consolidation or subdivision of Voting Shares;
(ii) issuance (wholly or in part for cash) of Voting Shares or securities that by their terms are convertible into or exchangeable for Voting Shares;
(iii) stock dividends; or
(iv) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Company to holders of its Voting Shares, shall not be taxable to such shareholders.
(j) If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised becomes entitled to receive any securities other than Voting Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Voting Shares contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to the Voting Shares shall apply on like terms to any such other securities.
(k) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Company shall promptly:
(i) prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;
(ii) file with the Rights Agent and with each transfer agent for the Voting Shares, a copy of such certificate; and
(iii) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.
Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.
2.4 Date on Which Exercise Is Effective. Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Company are open.
2.5 Execution, Authentication, Delivery and Dating of Rights Certificates.
(a) The Rights Certificates shall be executed on behalf of the Company by any two directors or officers of the Company. The signature of any of these officers or directors on the Rights Certificates may be manual or facsimile Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers or directors of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b) Promptly after it learns of the Separation Time, the Company will notify the Rights Agent thereof and deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall countersign (in a manner satisfactory to the Company) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.
(c) Each Rights Certificate shall be dated the date of countersignature thereof.
2.6 Registration, Transfer and Exchange.
(a) The Company will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. If the Rights Agent ceases to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.
After the Separation Time and before the Expiry Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Company will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.
(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.
(c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.
(d) the Company is not required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.
2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates.
(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiry Time, the Company shall execute and the Rights Agent shall countersign and deliver in exchange therefore a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.
(b) If there shall be delivered to the Company and the Rights Agent prior to the Expiry Time:
(i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and
(ii) such surety bond or security as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon the Company’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.
(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.
2.8 Persons Deemed Owners of Rights. The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Voting Share).
2.9 Delivery and Cancellation of Certificates. All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.
2.10 Agreement of Rights Holders. Every holder of Rights, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of Rights:
(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;
(b) that before the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Voting Share certificate representing such Right;
(c) that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;
(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Voting Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;
(e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional Voting Shares or other securities upon exercise of a Right (except as provided herein);
(f) that without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, this Agreement may be supplemented or amended from time to time pursuant to Subsection 5.4(a) and the last sentence of the penultimate paragraph of Subsection 2.3(a); and
(g) that notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11 Rights Certificate Holder Not Deemed a Shareholder. No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-in Event.
(a) Subject to Section 5.1, if a Flip-in Event occurs before the Expiry Time, then effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, each Right shall entitle the holder to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 occurs);
(b) Notwithstanding anything in this Agreement to the contrary, when any Flip-in Event occurs, any Rights that are or were Beneficially owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:
(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or
(ii) a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding clause (i) of this paragraph (b), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.
(c) From and after the Separation Time, the Company shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation all such acts and things as may be required to satisfy the requirement of the CBCA, the Securities Act (Quebec) and the securities law and comparable legislation of each of the provinces of Canada and of the United States and each of the state thereof in respect of the issue of Common Shares upon the exercice of Rights in accordance with this agreement.

(d) Any Rights Certificate that would represent Rights Beneficially owned by a Person described in Subparagraph 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate that would be issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall either not be issued upon the instruction of the Company in writing to the Rights Agent or contain the following legend:
The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.
Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Company in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(d) shall be of no effect on the provisions of Subsection 3.1(b).

ARTICLE 4 - THE RIGHTS AGENT

4.1 General.
(a) The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights in accordance with the terms and conditions of this Agreement, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint one or more co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable. If the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Company may determine. The Company agrees to pay to the Rights Agent reasonable compensation previously agreed by the parties for all services rendered by it hereunder. The Company also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including legal costs and expenses, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.
(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Voting Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons. The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company.
4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent.
(a) Any company into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any company resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any company succeeding to the security holder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such company would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

4.3 Duties of Rights Agent. The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Company and the holders of certificates for Voting Shares and Rights Certificates, by their acceptance thereof, shall be bound:
(a) the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Company) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;
(b) whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by Persons believed by the Rights Agent to be any two directors or officers of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;
(c) the Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;
(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Voting Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only;
(e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Voting Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to Section 3.1 (b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;
(f) the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;
(g) the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individuals believed by the Rights Agent to be any two officers or directors of the Company and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Voting Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and
(i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.
4.4 Change of Rights Agent. The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to each transfer agent of Voting Shares by registered or certified mail. The Company may remove the Rights Agent upon 60 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Voting Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Company the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Company), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a company incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Quebec. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Voting Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

ARTICLE 5 - MISCELLANEOUS

5.1 Redemption and Waiver.
(a) If, after a Stock Acquisition Date and before the Separation Time, the Board of Directors determines that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person, the Board of Directors may waive the application of Section 3.1 in respect of the occurrence of a Flip-in Event and if it does so the Stock Acquisition Date will be deemed not to have occurred. Any such waiver must be on the condition that such Person reduces its Beneficial ownership of Voting Shares so that the Person is no longer an Acquiring Person, by such date (the “Disposition Date”) as the Board of Directors specifies. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.
(b) The Board of Directors acting in good faith may, before a Flip-in Event occurs, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Takeover Bid made by means of Takeover bid circular to all holders of record of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(a)), provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Takeover Bid which is made by means of a Takeover Bid circular to all holders of Voting Shares prior to the expiry of any Takeover Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been granted under this Subsection 5.1(b).

(c) If, before the occurrence of a Flip-in Event, a Person acquires outstanding Voting Shares pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Subsection 5.1(b), then the Board of Directors shall, immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).
(d) The Board of Directors may, at its option, at any time prior to the occurrence of a Flip-in Event elect to redeem all but not less than all of the then outstanding Rights at the Redemption Price appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3, which adjustments shall only be made if an event of the type analogous to any of the events described in Section 2.3 shall have occurred.
(e) The Board of Directors may, prior to the close of business on the tenth Trading Day following a Stock Acquisition Date or such later Business Day as they may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event, provided that the Acquiring Person has reduced its beneficial ownership of Voting Shares (or has entered into a contractual arrangement with the Company, acceptable to the Board of Directors, to do so within 10 calendar days of the date on which such contractual arrangement is entered into or such other date as the Board of Directors may have determined) so that at the time the waiver becomes effective pursuant to this Subsection 5.1(e) such Person is no longer an Acquiring Person. If such a waiver becomes effective prior to the Separation Time, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.
(f) Where a Takeover Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time and before the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed all the provisions of this Agreement shall continue to apply as if the Separation time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Voting Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this agreement the Separation Time shall be deemed not to have occurred and the Company shall be deemed to have issued replacement Rights to the holders of its then outstanding Voting Shares.
(g) If the Board of Directors is deemed under Subsection 5.1(c) to have elected or elects under Subsections 5.1(d) or (f) to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.
(h) Within 10 calendar days after the Board of Directors is deemed under Subsection 5.1(c) to have elected or elects under Subsection 5.1(d) or (f) to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice, which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

5.2 Expiration. No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiry Time, except the Rights Agent as specified in Section 4.1(a) of this Agreement.

5.3 Issuance of New Rights Certificates. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments.
(a) The Company may make any amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulations or rules thereunder. The Company may, prior to the date of the first Special Meeting referred to in Section 5.15, supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.
(b) Subject to Subsection 5.4(a), the Company may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Voting Shares at a Special Meeting called and held in compliance with applicable laws and regulatory requirements and the requirements of the Company’s bylaws. Consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all holders of Voting Shares (other than any holder who does not qualify as an Independent Shareholder, with respect to all Voting Shares Beneficially owned by such Person), represented in person or by proxy at the Special Meeting.
(c) The Company may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiry Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holder’s Special Meeting called and held in compliance with applicable laws and regulatory requirements and, to the extent possible and with the necessary changes, with the requirements in the bylaws of the Company applicable to meetings of holders of Voting Shares. Consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Subsection 3.1(b)), represented in person or by proxy at the Rights Holders’ Special Meeting.
(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s by laws and the CBCA with respect to the meetings of holders of Voting Shares.
(e) Any amendments made by the Company to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, regulation or rule thereunder shall:
(i) if made before the Separation Time, be submitted to the holders of Voting Shares at the next meeting of shareholders and the holders of Voting Shares may, by the majority referred to in Subsection 5.4(b) confirm or reject such amendment;
(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d) confirm or reject such amendment.
Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5 Fractional Rights and Fractional Voting Shares.
(a) The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and the Company shall not be required to pay any amount to a holder of record of Rights Certificates in lieu of such fractional Rights.
(b) The Company shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Company shall be entitled to pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Voting Share at the date of such exercise.
5.6 Rights of Action. Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holder of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.
5.7 Regulatory Approvals. Any obligation of the Company or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of any stock exchange shall be obtained, such as approvals relating to the issuance of Voting Shares upon the exercise of Rights under Subsection 2.2(d).
5.8 Declaration as to Non-Canadian Holders. If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.
5.9 Notices.
(a) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Virginia Gold Mines Inc.
116, rue St-Pierre, suite 200
Québec, QC G1K 4A7
Attention: Corporate Secretary
Facsimile #: 418-694-9120

(b) Notices or demands authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Company), or sent by facsimile or other form of recorded electronic communication, charges prepaid, and confirmed in writing, as follows:

CIBC Mellon Trust Company
2001, rue University, bureau 1600
Montréal, QC H3A 2A6
Attention: Jeannine Rigon
Facsimile #: 514-285-3640
(c) Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Company for its Voting Shares. Any notice, which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.
(d) Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if mailed, and on the day of telegraphing, faxing or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).

Each of the Company and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.
5.10 Costs of Enforcement. The Company agrees that if it fails to fulfil any of its obligations pursuant to this Agreement, it will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.
5.11 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.
5.12 Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement and this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.
5.13 Governing Law. This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Quebec and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.
5.14 Severability. If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.
5.15 Effective Date. This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date. In the event that this Agreement is not confirmed by a majority of the votes cast by holders of Voting Shares who vote in respect of confirmation of this agreement (other than any holder who does not qualify as an Independent Shareholder, with respect to all Voting Shares Beneficially owned by such Person) at the Company’s annual meeting of shareholders in 2004, then this Agreement and all outstanding Rights shall terminate and shall be void and of no further force and effect from the date that such event occurs. This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Voting Shares who vote in respect of such reconfirmation (other than any holder who does not qualify as an Independent Shareholder, with respect to all Voting Shares Beneficially owned by such Person) at the fourth and seventh annual meeting following the Company’s annual meeting of shareholders in 2004. If this agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1(a) or (b) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.15.

5.16 Determinations and Actions by the Board of Directors. The Board of Director shall have the exclusive power and authority to administer this Agreement in accordance with the terms hereof. Neither the Board of Directors nor any director of the Company shall incur any liability to the holders of the Rights in connection with any action, calculation or determination (including any omission with respect to the foregoing) done or made in good faith by the Board for the purposes of this Agreement.
5.17 Time of the Essence. Time shall be of the essence in this Agreement.
5.18 Execution in Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.
VIRGINIA GOLD MINES INC.
By:
(S) André Gaumond
(Authorized Signatory)
Name: André Gaumond
Title: President & CEO
(S) Paul Archer
(Authorized Signatory)
Name: Paul Archer
Title: Vice-President Exploration

CIBC MELLON TRUST COMPANY
By:
(S) Ronald Bourdon
(Authorized Signatory)
Name: Ronald Bourdon
Title: Sr. Manager Client Relations
(S) Jeannine Rigon
(Authorized Signatory)
Name: Jeannine Rigon
Title: Manager Client Relations

EXHIBIT 1 – FORM OF RIGHTS CERTIFICATE
VIRGINIA GOLD MINES INC. SHAREHOLDER RIGHTS PLAN AGREEMENT
 Certificate No. Rights
THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. IN CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that ___________________________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of October 4, 2004 amended as of November 15, 2004, as the same may be further amended or supplemented from time to time, (the “Shareholder Rights Plan Agreement”), between Virginia Gold Mines Inc., a company duly continued under the laws of Canada, and CIBC Mellon Trust Company, a trust company incorporated under the laws of Canada (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Plan Agreement), to purchase from Virginia Gold Mines Inc. at any time after the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement) and prior to the Expiry Time (as such term is defined in the Shareholder Rights Plan Agreement), one fully paid Common Share of Virginia Gold Mines Inc. (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the city of Montréal, Province of Quebec, or any other cities as may be designated by the Company from time to time. The Exercise Price shall initially be CA$20.00 per Right and shall be subject to adjustment in certain events as provided in the Shareholder Rights Plan Agreement.
This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Plan Agreement, which are incorporated herein by reference and made a part hereof. Reference is made to the Shareholder Rights Plan Agreement for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, Virginia Gold Mines Inc. and the holders of the Rights Certificates. Copies of the Shareholder Rights Plan Agreement are on file at the principal office of Virginia Gold Mines Inc.
Upon surrender at any of the offices of the Rights Agent designated for such purpose, this Rights Certificate may be exchanged for another Rights Certificate or Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Certificates surrendered. If the Rights represented by this Certificate are exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Certificates for the number of whole Rights not exercised.
No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of Virginia Gold Mines Inc. or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Plan Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Plan Agreement.
Subject to the provisions of the Shareholders Rights Plan Agreement, the Rights evidenced by this Certificate may be redeemed by the Issuer at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at its option. No fractional Common Share will be issued upon exercise of any rights evidenced hereby but in lieu thereof a cash payment will be made as provided in the Shareholders Rights Plan Agreement.
This Rights Certificate is not valid or obligatory for any purpose unless it has been countersigned by the Rights Agent.
WITNESS the facsimile signature of the proper officers of Virginia Gold Mines Inc.
Date: ____________________
VIRGINIA GOLD MINES INC.

By:

(Authorized Signatory)

(Authorized Signatory)
Countersigned:
CIBC MELLON TRUST COMPANY

By:

(Authorized Signatory)
Name:
Title:

FORM OF ASSIGMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED hereby sells, assigns and transfers unto
(Please print name and address of transferee)
the Rights represented by this Rights Certificate, together with all right, title and interest therein, and irrevocably constitute and appoint _______________________________ as attorney, to transfer the within Rights on the books of Virginia Gold Mines Inc., with full power of substitution.
Dated: ____________________
Signature: _______________________

Signature Guaranteed:_________________________
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)
Signature must be guaranteed by a Canadian Chartered Bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion (STAMP) Program.

CERTIFICATE
(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Voting Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.
Signature: ________________________________
(To be attached to each Rights Certificate.)

FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)
TO: Virginia Gold Mines Inc. and CIBC Mellon Trust Company
The undersigned hereby irrevocably elects to exercise ______________________________________ ____________________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:
Name:
Address:
City and Province:
Social Insurance, Social Security or other taxpayer identification number:
If fewer than all the Rights evidenced by this Rights Certificate are exercised hereby, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:
Name:
Address:
City and Province:
Social Insurance, Social Security or other taxpayer identification number:
Dated: ____________________
Signature:

Signature Guaranteed: _______________________________
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)
Signature must be guaranteed by a Canadian Chartered Bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion (STAMP) Program.